Exhibit 99.1

BOS Announces the Passing of Chairman Ziv Dekel

RISHON LE ZION, Israel, February 20, 2025 (GLOBE NEWSWIRE) - BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), an integrator of supply chain technologies announces with deep sorrow the passing of its Chairman, Mr. Ziv Dekel, after a long illness. The Board of Directors has initiated a search for a new Chairman and will provide updates in due course.

Eyal Cohen, CEO of BOS, stated:

“Ziv was a highly respected leader, mentor, and faithful friend to the entire team at BOS. He served as Chairman with dedication and leadership, significantly impacting the company’s strategic direction and success. Even in his final weeks, he continued to advise the Board, demonstrating his unwavering commitment to BOS.

“On behalf of the entire BOS team and the Board of Directors, I extend our deepest condolences to his family and loved ones. His wisdom and guidance will be deeply missed."

About BOS.
BOS integrates cutting-edge technologies to streamline and enhance supply chain operations across three specialized divisions:

•	Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.
•	RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.
•	Supply Chain Division: Integrates franchised components directly into customer products, meeting their evolving needs for developing cutting-edge products.

For more information about BOS, please visit https://www.boscom.com/.

For additional information, contact:

Matt Kreps, Managing Director Darrow Associates +1-214-597-8200 mkreps@darrowir.com	Eyal Cohen, CEO BOS +972-542525925 eyalc@boscom.com